Exhibit 99.1

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2021 presented in comparative format

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2021 presented in comparative format

Index

Consolidated Statements of Comprehensive Income
Consolidated Statements of Financial Position
Consolidated Statements of Changes in Equity
Consolidated Statements of Cash Flows
Notes to the Condensed Consolidated Interim Financial Statements Summary of Information requested by Resolution N° 368/01 of the National Securities Commission
Review Report of the Condensed Consolidated Interim Financial Statements
Report of the Supervisory Committee

$ = Argentine Peso

US$ = US Dollar

EUR = Euro

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Legal address:	Honduras 5663 - Ciudad Autónoma de Buenos Aires

Principal activity:	Exploitation, administration and operation of airports
Condensed Consolidated Interim Financial Statements For the three-month period of the Fiscal Year N° 24 commenced January 1, 2021
DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:
Of the By-laws:	February 18, 1998
Of the last modification of the By-laws:	October 11, 2016
Registration number with the Public Registry:	1645890
Expiration date of the company:	February 17, 2053
Parent Company:	Corporación América S.A.
Legal address:	Honduras 5673 - Autonomous City of Buenos Aires
Principal activity:	Investments and financing
Participation of the Parent Company in common stock and total votes:	45.90%

CAPITAL STOCK (Note 13)
	Subscribed		Paid-in
		$
Issued
79,105,489 Class “A” common shares of AR$ 1 par value and 1 vote each	79,105,489		79,105,489
79,105,489 Class “B” common shares of AR$ 1 par value and 1 vote each	79,105,489		79,105,489
61,526,492 Class “C” common shares of AR$ 1 par value and 1 vote each	61,526,492		61,526,492
38,779,829 Class “D” common shares of AR$ 1 par value and 1 vote each	38,779,829		38,779,829
910,978,514 Preferred shares of AR$ 1 par value with no voting rights	910,978,514		910,978,514
	1,169,495,813		1,169,495,813

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statement of Comprehensive Income

For the three month periods ended at March 31, 2021 and 2020

		Three months at
		03.31.2021	03.31.2020
	Note	$
Continuous Operations
Revenue	4	5,660,398,815	12,671,998,507
Construction income (CINIIF 12)	5	2,112,995,838	3,400,782,475
Cost of service	10	(4,818,223,503)	(9,316,131,997)
Construction costs (CINIIF 12)		(2,110,801,768)	(3,395,661,610)
Income for gross profit		844,369,382	3,360,987,375
Distribution and selling expenses	10	(262,734,745)	(799,134,330)
Administrative expenses	10	(288,491,872)	(528,410,446)
Other income and expenses, net	4	(611,617,621)	315,587,572
Operating profit		(318,474,856)	2,349,030,171

Finance Income	4	317,297,331	76,019,907
Finance Costs	4	(135,345,387)	(1,241,210,207)
Result from exposure to changes in the purchasing power of the currency		(427,914,769)	(179,232,487)
Income before income tax		(564,437,681)	1,004,607,384
Income tax	4	(274,290,009)	(668,246,382)
Income for the period for continuous operations		(838,727,690)	336,361,002
Net Income for the period		(838,727,690)	336,361,002
Other comprehensive income		-	-
Comprehensive Income for the period		(838,727,690)	336,361,002

Income attributable to:
Shareholders		(838.793.499)	342,013,044
Non –Controlling Interest		65,809	(5,652,042)
Income per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share ) from continuous operations		(3.4769)	1.0748

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2020.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Financial Position

At March 31, 2021 and December 31, 2019

		03.31.2021	12.31.2020
	Note	$
Assets
Non- Current Assets
Property, plant and equipment		46,826,459	48,402,182
Intangible Assets	5	102,974,540,977	102,123,033,989
Rights of use		595,325,330	652,937,458
Deferred Income tax assets		8,176,015	11,510,237
Other receivables	4	5,442,240,666	6,816,063,715
Total Non-Current Assets		109,067,109,447	109,651,947,581
Current Assets
Other receivables	4	2,317,404,792	2,916,424,835
Trade receivables, net	4	2,547,676,200	2,669,957,138
Investments		1,810,361,925	2,217,407,829
Cash and cash equivalents	4	6,066,920,498	5,730,325,663
Total Current Assets		12,742,363,415	13,534,115,465
Total Assets		121,809,472,862	123,186,063,046
Shareholders’ Equity and Liabilities
Equity attributable to Shareholders:
Common shares		258,517,299	258,517,299
Preferred shares		910,978,514	910,978,514
Share Premium		137,280,595	137,280,595
Capital adjustment		18,245,939,502	18,245,939,502
Legal and facultative reserve		38,824,186,704	38,824,186,704
Retained earnings		(9,291,108,367)	(8,452,314,868)
Subtotal		49,085,794,247	49,924,587,746
Non-Controlling Interest		831,730	765,921
Total Shareholders’ Equity		49,086,625,977	49,925,353,667
Liabilities
Non-Current Liabilities
Provisions and other charges	9	1,726,018,252	1,624,061,421
Financial debts	6	36,126,555,020	38,381,195,753
Deferred income tax liabilities		5,243,747,154	4,971,546,836
Lease liabilities		345,867,750	406,397,209
Accounts payable and others	4	375,884,730	829,369,362
Fee payable to the Argentine National Government		1,676,167,810	1,758,141,966
Total Non- Current Liabilities		45,494,240,716	47,970,712,547
Current Liabilities
Provisions and other charges	9	2,090,212,848	1,500,946,740
Financial debts	6	12,710,705,904	11,371,111,978
Income tax, net of prepayments		8,479,348	10,194,428
Lease liabilities	4	241,362,957	247,263,085
Accounts payable and others	4	10,360,697,766	11,072,435,982
Fee payable to the Argentine National Government		1,817,147,346	1,088,044,619
Total Current Liabilities		27,228,606,169	25,289,996,832
Total Liabilities		72,722,846,885	73,260,709,379
Total Shareholders’ Equity and Liabilities		121,809,472,862	123,186,063,046

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2020.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890
Consolidated Statements of Changes in Equity
At March 31, 2021 and 2020

	Attributable to majority shareholders
	Capital Stock Common Shares	Capital Stock Preferred Shares	Share Premium	Adjustment of capital	Legal Reserve	Facultative Reserve	Other Reserves	Retained Earnings	Total	Non- Controlling Interest	Total Shareholders’ Equity
						$
Balance at 01.01.21	258,517,299	910,978,514	137,280,595	18,245,939,502	1,308,416,822	37,346,213,973	169,555,909	(8,452,314,868)	49,924,587,746	765,921	49,925,353,667
Net Income for the period	-	-	-	-	-	-	-	(838,793,499)	(838,793,499)	65,809	(838,727,690)
Balance at 03.31.2021	258,517,299	910,978,514	137,280,595	18,245,939,502	1,308,416,822	37,346,213,973	169,555,909	(9,291,108,367)	49,085,794,247	831,730	49,086,625,977
Balance at 01.01.20	258,517,299	747,529,409	137,280,595	18,039,253,072	851,912,665	28,812,275,328	-	8,942,352,489	57,789,120,857	45,221,138	57,834,341,995
Net Income for the period	-	-	-	-	-	-	-	342,013,044	342,013,044	(5,652,042)	336,361,002
Balance at 03.31.2020	258,517,299	747,529,409	137,280,595	18,039,253,072	851,912,665	28,812,275,328	-	9,284,365,533	58,131,133,901	39,569,096	58,170,702,997

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2020.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890

Consolidated Statements of Cash Flow

For the three month periods ended at March 31, 2021 and 2020

		03.31.2021	03.31.2020
Cash Flows from operating activities	Note	$
Net income for the period		(838,727,690)	336,361,000
Adjustment for:
Amortization of intangible assets	5 / 10	1,261,488,850	2,837,291,007
Depreciation of property , plant and equipment	10	1,575,722	4,960,223
Depreciation right of use	10	57,612,128	55,515,742
Specific allocation of accrued and unpaid income	7	951,427,165	1,076,836,923
Income Tax	4	274,290,009	668,246,382
Bad debts provision	8 / 10	(55,453,446)	111,920,825
Accrued and unpaid financial debts interest costs	6	1,182,003,322	876,641,437
Accrued deferred revenues and additional consideration	9	(127,141,117)	(289,875,002)
Accrued and unpaid Exchange differences		(1,005,598,381)	191,481,627
Litigations provision	9	597,798,114	(7,638,042)
Inflation Adjustment		(638,697,285)	293,754,751
Changes in operating assets and liabilities:
Changes in trade receivables		(107,722,728)	428,706,304
Changes in other receivables		932,299,020	(1,432,656,924)
Changes in other assets		-	7,131
Changes in accounts payable and others		107,252,628	(457,936,517)
Changes in liabilities for current income tax		619,382	(973,709)
Changes in provisions and other charges		396,212,766	398,154,185
Changes in fee payable to the Argentine National Government		-	(593,577,850)
Increase of intangible assets		(2,112,197,825)	(3,398,827,894)
Net cash provided by operating activities		877,040,634	1,098,391,599
Cash Flow for investing activities
Acquisition of investments		-	(263,069,671)
Collection of investments		201,960,000	363,440,065
Net Cash Flow generated by investing activities		201,960,000	100,370,394
Cash Flow from financing activities
New Financial debts	6	1,019,945,845	888,192,082
Payment of leases		(79,547,150)	(63,932,033)
Financial debts paid- principal	6	(1,195,926,358)	(1,164,636,192)
Financial debts paid- interests	6	(593,928,329)	(840,790,804)
Dividends paid	9	-	(40,513,741)
Net Cash used in financing activities		(849,455,992)	(1,221,680,688)

Increase / (Decrease) in cash and cash equivalents		229,544,642	(22,918,695)
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period		5,730,325,663	3,093,717,607
Increase / (Decrease) in cash and cash equivalents		229,544,642	(22,918,695)
Inflation adjustment		199,391,220	162,510,677
Foreign Exchange differences		(92,341,027)	(3,281,576)
Cash and cash equivalents at the end of the period		6,066,920,498	3,230,028,013
Transactions that do not represent changes in cash and cash equivalents:
Acquisition of intangible assets through liabilities for finance leases	6	798,013	1,954,581
Dividends on preferred shares	14	60,117,461	58,514,671

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements and should be read together with the Consolidated Accounting Statements audited for the year ended at December 31, 2020.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At March 31, 2021 presented in comparative format

NOTE 1 – COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in the Autonomous City of Buenos Aires in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports, which operate in Argentina (the “Concession”).

Currently, with the incorporation into Group A of the NSA of the airports of El Palomar (by Decree No. 1107/17) and Rio Hondo (by Resolution ORSNA No. 27/21 Decree), the Company has the concession rights for the operation, administration and operation of 35 airports.

The Concession was granted through the Concession Agreement entered into between the Argentine National State and the Company, dated February 9, 1998. The Concession Agreement was modified and supplemented by the agreement signed between the Argentine National State and the Company, dated April 3, 2007 approved by Decree No. 1799/07 (hereinafter the Memorandum of Agreement) and by Decree No. 1009/20 dated December 16, 2020, which approves the 10-year extension of the initial completion period of the Concession (which operated on February 13, 2028) maintaining exclusivity under the terms established in the Technical Conditions for the Extension (hereinafter the Technical Conditions for the Extension).

Hereinafter, the Concession Agreement will be referred to, as modified and supplemented by the memorandum of Agreement and by the Technical Conditions for the Extension, as the Concession Agreement.

By virtue of the provisions of the Technical Conditions for the Extension, the concession completion period is February 13, 2038 and the exclusivity provided in clauses 3.11 and 4.1 of the Concession Agreement will be maintained with the following exceptions: (i) The zones of influence in the interior of the country are canceled, but not in the area of the Metropolitan Region of Buenos Aires (RMBA) made up of the Ezeiza, Aeroparque, San Fernando and Palomar airports.

Likewise, the exclusivity in the areas of influence will be maintained throughout the national territory for the activity of fiscal warehouses.

It is excluded from the exclusivity and from the area of influence for the realization of new airport infrastructure projects in the Rio de la Plata promoted by the National Public Sector, when due to its characteristics it cannot be financed and operated by the Company.

In addition, under the terms of the Concession Agreement, the Argentine National Government has the right to buyout our Concession as of February 13, 2018, and if such right is exercised, it is required to pay the Company a compensation.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At March 31, 2021 presented in comparative format (Contd.)

NOTE 1 – COMPANY ACTIVITIES (Contd.)

The current note to the Condensed Consolidated Interim Financial Statements does not reflect all the information requested in the annual financial statements as there are no significate differences. It should be read together with the accounting statements audited for the year ended at December 31, 2020.

NOTE 2 - BASIS FOR CONSOLIDATION

The Condensed Consolidated Interim Financial Statements include the assets, liabilities and results of the following subsidiaries (hereafter the Group):

Subsidiaries (1)	Number of common shares	Participation in capital and possible votes	Book entry value at 03.31.2021	Net Shareholders ‘equity at closing	Income for the period
			$
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	110,190,206	110,963,731	10,439,648
Cargo & Logistics SA.	1,637,116	98.63%	2,645,556	2,682,304	(350,133)
Paoletti América S.A.	6,000	50.00%	15,526	31,052	(1,859)
Texelrío S.A. (3)	84,000	70.00%	-	-	-
Villalonga Furlong S.A (4)	123,700	1.46%	72,357	4,955,960	(9,165)

(1)	Companies based in Argentina.
(2)	Includes adjustments under IFRS for the preparation and presentation of the corresponding financial statements.
(3)	Shareholders Equity includes 4,000,000 of preferred shares of AR$1 par value
(4)	The Company directly and indirectly owns 98.42% of the capital stock and votes of this entity.

The accounting policies of the subsidiaries have been modified, where necessary, to ensure consistent application with the Group accounting policies.

AA2000 holds 99.3% of the shares of Servicios y Tecnología Aeroportuarios S.A. (Sertear), which purpose is to manage and develop activities related to duty-free zones, import and export operations, exploit and manage airport-related services, provide transportation services (both passenger and cargo), and warehouse usage services.

AA2000 owns 98.63% of the capital stock of Cargo y Logística S.A., holder of 98.42% of the shares of Villalonga Furlong S.A. Villalonga Furlong S.A. is the holder of Class “B” shares of Empresa de Cargas Aéreas del Atlántico Sud S.A., under liquidation, representing 45% of its capital stock. The remaining 55% of the capital stock, (the Class “A” shares) are owned by the Argentine National Government - Ministry of Defense. Empresa de Cargas Aéreas del Atlántico Sud S.A. (which, as of the date of these consolidated financial statements, is under liquid proceedings as a result of the application of the provisions of Section 94 subsection 2 of Commercial Law 19550) was the concessionaire of the exploitation and provision of international air cargo storage, stowage and warehouse services until June 30, 2009. As from that date the services in charge of Empresa de Cargas Aéreas del Atlántico Sud S.A. are performed by AA2000 in accordance with the Bidding Terms and Conditions of the AA2000 concession agreement.

The Company holds 50% of the capital stock and votes of Paoletti América S.A. Pursuant to shareholder agreements, AA2000 is in charge of the administration of Paoletti America S.A, and also appoints the Chairman of the Board of Directors, who, in accordance with the corporate by-laws, has a double vote in case of a tie voting. Therefore, the Company has consolidated the assets, liabilities and results of Paoletti América S.A.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At March 31, 2021 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES

The Condensed Consolidated Interim Financial Statements are presented in Argentine Pesos, except when it specifically indicates otherwise. These statements were approved by the Board of Directors of the Company on May 10, 2021.

The National Security Commission (CNV) through Technical Resolutions N° 562/09 and 576/10 has established the application of Technical Resolutions N° 29 and 43 of the Argentine Federation of Professional Council in Economic Sciences which adopts the application of IFRS (International Financial Reporting Standards) issued by the IASB (International Accounting Standards Board), for those entities under the public offering regime Law N° 17.811, whether due to capital stock or corporate bonds or because they have requested authorization to list for trading on stock exchanges.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

These Consolidated Condensed Interim Financial Statements of AA2000 for the three-month period ended March 31, 2021 are presented based on the application of the guidelines established in International Accounting Standard (“IAS”) No. 34 “Intermediate Financial Information”. Therefore, they must be read together with the Company's annual consolidated financial statements as of December 31, 2020 (the “annual consolidated financial statements”) prepared in accordance with IFRS, as issued by the IASB and IFRIC Interpretations. (IFRIC for its acronym in English).

These accounting policies have been consistently applied to all the years presented unless otherwise stated.

1) Comparative Information

The information included in these financial statements was extracted from the Condensed Consolidated Interim Financial Statements of AA2000 as of March 31, 2020 and the Consolidated Financial Statements at December 31, 2020, timely approved by the Company’s Board and Shareholders and restated at the closing currency at March 31, 2021, based on the application of IAS 19 (see Note 3.6)

2) Controlled

The Company controls an entity when the group is exposed to, or has the rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The subsidiaries are consolidated as from the date control is transferred to the Company. They are deconsolidated from the date that control ceases. (See Note 2).

Inter-company transactions, balances and unrealized gains or transactions between Group companies are eliminated. Unrealized losses are also eliminated. When necessary, amounts reported by subsidiaries have been adjusted to conform to the Group’s accounting policies.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At March 31, 2021 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

3) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency that are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of AA2000 comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport based on expected passenger flow and air traffic, in the framework of the standards previously mentioned.

4) Accounting policies

The collection policies adopted for these interim financial statements are consistent with those used in the Consolidated Financial Statements as of December 31, 2020.

5) Changes in accounting policies and disclosures

There were no changes in the Group's accounting policies based on the effective application standards issued by the IASB as of January 1, 2020.

6) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Financial Statements the significant areas of judgement by management in the application of the Company’s accounting policies and the main areas of assumptions and estimates are consistent to those applied in the Financial Statements for the year ended December 31, 2020.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At March 31, 2021 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies

Functional and presentation currency

The figures included in these financial statements were measured using their functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is the same as the presentation currency of the financial statements.

Financial information in hyperinflationary economies

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items.

These requirements also correspond to the comparative information of these Consolidated financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the NIC 29, these Consolidated Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect. Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the National Securities Commission (CNV) established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At March 31, 2021 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies

Financial information in hyperinflationary economies (Contd.)

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized. in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the National Institute of Statistics and Censuses (INDEC). The coefficient for the three-month period ended March 31, 2021 was 1.1197; also, the inter annual coefficient for the period ended March 31, 2021 was 1.4141.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

The following is a summary of the methodology used for the preparation of these Condensed Consolidated Interim Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, rights of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At March 31, 2021 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies

Inflation adjustment (Contd.)

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of March 31, 2021. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of "Result from exposure to changes in the purchasing power of the currency" (RECPAM) in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of March 31, 2021, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Individual Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items (depreciation and amortization expenses), which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of March 31, 2021, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account

-	The other result reserves were not restated in the initial application

With respect to the evolution notes of non-monetary items for the period, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Foreign exchange gains and losses are shown in “Finance Income” and/or “Finance Expense” of the comprehensive statement of income.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At March 31, 2021 presented in comparative format (Contd.)

NOTE 3 – ACCOUNTING POLICIES (Contd.)

7) Foreign currency conversion and financial information in hyperinflationary economies

Transactions and balances (Contd.)

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at period-end according to Banco Nación, and at the foreign currency exchange rate applicable at the transaction date.

8) Contingencies

The Company has contingent liabilities for legal claims related to the normal course of business. It is not expected that any significant liabilities other than those provisioned will arise from contingent liabilities

9) Income tax and Deferred tax - Tax revalued - Tax inflation adjustment

The income tax income in the three-month period ended at March 31, 2021 was $274 million, corresponding only to the deferred tax loss.

In order to determine the taxable net result at the end of this period, the adjustment for inflation determined in accordance with articles N ° 95 to N ° 98 of the income tax law was incorporated to the tax result, for $ 1,285 million, because as of March 31, 2021, the variation of the General Level Consumer Price Index (CPI) for the period of 36 months at the end of fiscal year 2021 will exceed 100%. Unlike previous years, the charge generated by the adjustment for tax inflation for fiscal year 2021 must be charged in full to the charge for the year.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At March 31, 2021 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION		03.31.2021	12.31.2020
	Note	$
Other non-current receivables
Tax credits		545,200	610,468
Trust for Strengthening	7	5,441,695,466	6,815,453,247
		5,442,240,666	6,816,063,715
Other current receivables
Expenses to be recovered		96,488,432	80,591,321
Guarantees granted	12	1,254,587	1,404,778
Related parties	7	36,738,252	29,072,416
Tax credits (*)		2,058,731,541	2,645,482,039
Prepaid Insurance		30,764,783	54,653,373
Others		93,427,197	105,220,908
		2,317,404,792	2,916,424,835

(*) As of March 31, 2021 and December 31, 2020, includes tax credits for value added tax refund of $193,487,546 and $216,650,639, respectively.

Trade receivables, net
Trade receivables		6,071,090,132	6,493,080,936
Related parties	7	89,074,133	87,993,355
Checks-postdated checks		94,321,763	34,676,129
Provision for bad debts	8	(3,706,809,828)	(3,945,793,282)
		2,547,676,200	2,669,957,138
Investments
Investments funds		935,361,925	1,014,616,998
Bonds		875,000,000	1,202,790,831
		1,810,361,925	2,217,407,829
Cash and cash equivalents
Cash and funds in custody		11,836,500	6,783,052
Banks		2,078,229,635	1,977,677,512
Checks not yet deposited		24,638,687	26,934,493
Term deposits and others		3,952,215,676	3,718,930,606
		6,066,920,498	5,730,325,663
Accounts payable and other non-current
Suppliers		375,550,679	820,236,155
Other fiscal liabilities		334,051	9,133,207
		375,884,730	829,369,362

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At March 31, 2021 presented in comparative format (Contd.)

NOTE 4 – BREAKDOWN OF CERTAIN ITEMS OF THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND THE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Contd.)

		03.31.2021		12.31.2020
	Note		$
Accounts payable and other current
Obligations payable		516,476,951		821,208,896
Suppliers		7,096,904,684		7,436,377,240
Foreign suppliers		916,076,800		826,890,275
Related Parties	7	163,250,252		265,483,166
Salaries and social security liabilities		1,293,443,361		1,346,744,699
Other fiscal liabilities		374,545,718		375,731,706
		10,360,697,766		11,072,435,982

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
	Three months at
	03.31.2021		03.31.2021
		$
Revenues
Aeronautical revenues	1,775,287,215		7,962,783,789
Non-Aeronautical revenues	3,885,111,600		4,709,214,718
	5,660,398,815		12,671,998,507

As of March 31, 2021, "over the time" income from contracts with customers for the three month periods was $4,908,886,751 and $10,936,973,518, respectively.

Other net incomes and expenses
Trust or Strengthening	139,869,931	313,499,912
Other	(751,487,552)	2,087,660
	(611,617,621)	315,587,572
Finance Income
Interest	479,135,377	352,241,040
Foreign Exchange differences	(161,838,046)	(276,221,133)
	317,297,331	76,019,907
Finance Expenses
Interest	(1,514,030,884)	(964,253,744)
Foreign Exchange differences	1.378.685.497	(276,956,463)
	(135.345.387)	(1,241,210,207)
	181,951,944	(1,165,190,300)
Income Tax
Current	-	(840,278,952)
Deferred	(274,290,009)	172,032,570
	(274,290,009)	(668,246,382)

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At March 31, 2021 presented in comparative format (Contd.)

NOTE 5 – INTANGIBLE ASSETS

		2021	2020
	Note	$
Original values
Balance at January 1		153,548,085,201	143,504,438,694
Acquisitions of the period		2,112,995,838	3,400,782,475
Balance at March 31		155,661,081,039	146,905,221,169

Accumulated Amortization:
Balance at January 1		(51,425,051,212)	(41,057,494,836)
Amortization of the period	10	(1,261,488,850)	(2,837,291,007)
Balance at March 31		(52,686,540,062)	(43,894,785,843)
Total net balance at March 31		102,974,540,977	103,010,435,326

NOTE 6 – FINANCIAL DEBTS

Composition of financial debts	03.31.2021	12.31.2020
	$
Non-current
Bank borrowings	4,692,525,539	5,411,296,457
Negotiable Obligations	31,757,868,121	33,354,158,219
Cost of issuance of Negotiable Obligations	(323,838,640)	(384,258,923)
Total Non- Current	36,126,555,020	38,381,195,753
Current
Bank borrowings	7,152,392,221	6,892,352,012
Negotiable Obligations	5,635,080,998	4,560,899,751
Finance lease liabilities	582,426	4,469,773
Cost of issuance of Negotiable Obligations	(77,349,741)	(86,609,558)
Total Current	12,710,705,904	11,371,111,978
Total	48,837,260,924	49,752,307,731

As of March 31, 2021 and December 31, 2020, the fair value of the financial debt amounts to $49,252,358,377 and $50,214,441,390, respectively. Said valuation method is classified according to IFRS 13 as hierarchy of fair value Level 2 (unadjusted quoted prices in active markets for identical assets or liabilities).

Breakdown of Financial debts:	2021	2020
	$
Balance at January 1	49,752,307,731	44,359,584,253
New financial debts	1,020,743,858	890,146,663
Financial debts paid	(1,789,854,687)	(2,005,426,996)
Accrued interest	1,182,003,322	876,641,437
Foreign Exchange differences	(1,183,084,521)	3,224,985,491
Inflation adjustment	(144,854,779)	(2,945,876,370)
Net Balance at March 31	48,837,260,924	44,400,054,478

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At March 31, 2021 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

On February 6, 2017, the Company issued negotiable obligations for US$400,000,000 with maturity on February 1, 2027, with an interest rate of 6.875% and an issue price of 99.888% par value. Payment of principal will have a quarterly amortization in 32 quarters, identical and consecutive, payable from May 1, 2019.

These negotiable obligations are guaranteed by a Trust under the Argentine Law, by which the Company has transferred and assigned use fees of international and regional airports and the Concession Indemnification Rights. This guarantee has been approved by the ORSNA on January 17, 2017, through Resolution Nº 1/2017, that resolved to “authorize the Concession (…) a collateral assignment of up to US$ 400,000,000 (…)”.

According to the Offering Memorandum of Negotiable Obligations, dated January 19, 2017 and later modified on January 23, 2017 the Company will use the proceeds of the offering notes in compliance with Article 36 of the Negotiable Obligations Law to (i) refinance the liabilities of the Company including (a) the total payment of negotiable obligations issued on December 22, 2010; and (b) negotiable obligations Class “A” and Class “C”, issued by the Company in Argentina on April 21, 2010, plus accrued and unpaid interest to the date of redemption and the applicable prepayment premiums as long as they have not been redeemed before issue date and maturity with the Company’s funds and (ii) the remainder will be applied to finance infrastructure works in the airports of Group A of the Company.

On February 27, 2020, the ordinary general meeting of shareholders of the Company approved the creation of a Global Program for the issuance of Negotiable Obligations of Aeropuertos Argentina 2000 S.A. The Prospectus project was approved in its terms and conditions by board of directors dated February 27, 2020. On April 17, 2020, the Company obtained authorization from the CNV for the Global Program for the Issuance of Negotiable Obligations.

The aforementioned program establishes the issuance of simple Negotiable Obligations not convertible into shares with a nominal value of up to US $ 500,000,000, or its equivalent in other currencies, with a duration of five years from the date of approval of the CNV.

On April 21, 2020, the Company announced an exchange offer and consent request to the holders of the 2027 Guaranteed Negotiable Obligations issued on February 6, 2017 for a nominal value of US $ 400,000,000.

On May 19, 2020, the exchange offer of US $ 346,934,000 ended, representing 86.73% of the total original capital amount of the Existing Notes (or 99.65% of the total outstanding capital amount of the Existing Negotiable Obligations).

On May 20, 2020, as a consequence, US $ 306,000,066 were issued in Class I Series 2020 Negotiable Obligations maturing on February 1, 2027, whose interest rate is 9.375% per annum during the PIK Period, period in which the amount of interest was compounded quarterly. The principal and interest amortization installment under the 2020 Series Class I Notes, maturing on May 1, 2021, will continue to be payable in cash. Beginning May 1, 2021, the PIK Period having ended, the Series 2020 Notes will continue to accrue interest at a rate of 6.875% per year until the Maturity Date of the Series I Notes 2020, payable quarterly.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At March 31, 2021 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

In relation to the holders of the Negotiable Obligations that did not enter the exchange, that is, those holders of 13.27% of the total original capital amount of the Existing Negotiable Obligations, they continue with the original conditions and terms. The last payment made for the Negotiable Obligations, both those renegotiated and those that did not enter the exchange, corresponds to the installment due on May 3, 2021, canceling both principal and interest.

On August 20, 2020, within the framework of the Global Program for the Issuance of Negotiable Obligations, AA2000 issued Class 2 Series 2020 negotiable obligations denominated in US dollars to be paid in pesos, for an amount of US $ 40,000,000 maturing on August 20, 2022, at an interest rate of 0% and with an issue price at par (100% of the nominal value). The amortization of the capital of the negotiable obligations was established in a single installment upon maturity, which will be payable at the Communication Reference "A" 3500 exchange rate of the Central Bank of the Argentine Republic (BCRA).

On August 9, 2019, the Company has signed two loan agreements: (a) the onshore loan agreement for US $ 85,000,000 and (b) the offshore loan agreement for US $ 35,000,000. The lenders were Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A.

The term of the loan contracts will be thirty-six months, as from the disbursement date.

The capital under the loan agreements will be repaid in eight equal and consecutive quarterly installments, the first capital payment made one year after the disbursement date, and will accrue interest: (i) with respect to the Onshore Loan Agreement, at a fixed rate of nominal annual 9.75%; (ii) with respect to the Offshore Loan Agreement, at a variable rate equivalent to (a) the LIBOR rate plus (b) an applicable margin of 5,500% annual nominal plus (c) the applicable withholding tax.

In order to guarantee the repayment of the loan agreements, the Company constituted a trust under which it was assigned fiduciary for guarantee purposes in accordance with the provisions of article 1680 and concordant of the Civil and Commercial Code of the Nation and for the benefit of each and every one of the lending banks, as beneficiaries (a) the collection rights, whether charged directly by the Company or a third party for the account and / or order of the Company, with respect to the total flow of funds for import and export services provided by Terminal de Cargas Argentinas (business unit of the Company), including but not limited to storage, handling, refrigeration and scanning of merchandise in any of the Airports of the Company (with the exception of 15% corresponding to the total revenues of the Concession, in accordance with the provisions of clause 5 of the Memorandum Agreement); and (b) the collection rights of the Company as a trustee pursuant to the provisions of article 11.4 of the Negotiable Obligations guarantee contract between the Company and Citibank dated January 17, 2017, in the event of termination, expropriation or rescue of the Concession Contract; including the right to receive and withhold all payments pursuant to them and any other proceeds thereof, fiduciary assigned under guarantee of the Negotiable Obligations by the Company under the Negotiable Obligations Guarantee Trust. Said assignment has been authorized by Resolution No. 61/2019 of the ORSNA dated August 8, 2019.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At March 31, 2021 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

On April 29, 2020, a framework agreement was signed through which the partial refinancing of the debt contracted under the two loan contracts signed in 2019 with Citibank NA, on the one hand, and with Industrial and Commercial Bank of China (Argentina) SA, Banco de Galicia and Buenos Aires SAU and Banco Santander Río S.A., on the other, for an amount of US $ 35,000,000 and US $ 85,000,000, respectively. Through the Framework Agreement, the deferral (in financial terms) of the capital amortization installments corresponding to the months of August and November 2020 was agreed for a total of US $ 26,666,667, the implementation of which will be carried out by subscribing Bilateral contracts in order to defer the payments corresponding to each one of the Banks through alternatives established in said framework contract at the option of each financial entity. The deferred capital will be paid in 4 equal and consecutive quarterly installments beginning on September 19, 2021.

Based on the aforementioned renegotiation, according to the alternative adopted by Banco Industrial and Commercial Bank of China (Argentina) SA, the Company has contracted hedging financial instruments with said local bank (and independent of the economic group), from future purchases of dollars (NDF) in order to cover the exposure to the fluctuation of the exchange rate between Argentine pesos and United States dollars, of the two refinanced installments. As of March 31, 2021, there are no operations pending execution or settlement, linked to the NDF.

On August 19, 2020, the Company obtained four loans for the total amount of $ 986,977,222 with the Banks in order to cancel the renegotiated Syndicated loan installment due August. They accrue quarterly interest at a variable rate equivalent to the corrected BACLAR rate plus an applicable margin of 5.00% nominal per annum and will be paid through 4 equal and consecutive quarterly installments beginning on September 19, 2021.

On November 19, 2020, based on the provisions of the Central Bank of the Argentine Republic (BCRA) through Communication “A” 7106, the Company extended 60% of the installment of the Syndicated loan corresponding to Citibank N.A. maturing in November 2020, for a total of US $ 2,333,333, which will be paid in full on November 19, 2022.

Additionally, the Company obtained four loans for the total amount of $ 902,808,111 with the Banks in order to cancel the remainder of the renegotiated Syndicated loan installment due November 2020. They accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate plus, an applicable margin of 5.00% annual nominal; 48% of the capital thereof will be paid through 4 equal and consecutive quarterly installments starting on September 19, 2021 and the remaining 52% in full on November 19, 2022.

On February 19, 2021, the Company agreed with the Banks and based on the provisions of the Central Bank of the Argentine Republic (BCRA) through Communication “A” 7106, to extend 60% of the Syndicated loan installment corresponding to Citibank NA Due February 19, 2021 for a total of US $ 2,333,333, which will be paid in full on February 21, 2023.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At March 31, 2021 presented in comparative format (Contd.)

NOTE 6 – FINANCIAL DEBTS (Contd.)

Additionally, the Company obtained four loans for the total amount of $ 981,661,110 with the Banks in order to cancel the remaining installment of the Syndicated loan due February 2021. They will accrue quarterly interest at a variable rate equivalent to the corrected BADLAR rate plus an applicable margin of 5.00% annual nominal; 48% of the capital thereof will be paid through 4 equal and consecutive quarterly installments starting on March 19, 2022 and the remaining 52% in full on February 21, 2023.

On January 21, 2020, the Company took a loan of US $ 10,000,000 with Banco Macro, cancelable for 180 days with a nominal annual rate of 6%. On May 11, 2020, the rescheduling of the US $ 10,000,000 loan was agreed with Banco Macro, extending its term until July 24, 2021 with a nominal annual compensatory rate of 10%, whose capital will be paid in a single installment at maturity and whose interest payments will be made quarterly. In order to guarantee the loans, the future credits of the air station use rates (for domestic flights) to be charged to Aerolíneas Argentinas S.A. were assigned as collateral.

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances with other related companies at March 31, 2021 and December 31, 2020 are as follows:

	03.31.2021		12.31.2020
		$
Trade receivables net- Current
Other related companies	89,074,133		87,993,355
	89,074,133		87,993,355
Other current receivables
Other related companies	36,738,252		29,072,416
	36,738,252		29,072,416
Accounts payable and other- Current
Other related companies	163,250,252		265,483,166
	163,250,252		265,483,166
Provisions and other charges
Other related companies	426,250		477,278
Shareholders	205,337,626		210,301,218
	205,763,876		210,778,496

During the three month periods ended March 31, 2021 and 2020 Company has charged to the cost $102,205,792 and $84,520,510 respectively with Proden SA for rental and maintenance of offices.

During the three month periods ended March 31, 2021 and 2020 the Company has charged at cost $7,677,064 and $73,852,224, respectively with Servicios Integrales América for out sourcing of systems and technology.

During the three month periods ended March 31, 2021 and 2020, the Company has charged with Helport S.A. to intangible assets $5,222,255 and $1,050,689 respectively and at cost $3,725,423 and $62,378,000, respectively.

During the period ended at March 31, 2021 dividends have been paid to the shareholders according to their shareholding for $40,513,741.

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At March 31, 2021 presented in comparative format (Contd.)

NOTE 7 – BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

At March 31, 2021 and December 31, 2020 the Company owed the Argentine National Government $3,493,315,156 and $2,846,186,585 respectively, corresponding to the specific allocation (see Note 10) and has recorded a receivable for $5,441,695,466 and $6,815,453,247, respectively corresponding to the Trust for Strengthening to fund the infrastructure works of AA2000.

Furthermore, short-term compensation to key management was $26,289,400 and $22,948,523 for the three month periods ended at March 31, 2021 and 2020 respectively.

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A is controlled by Cedicor S.A, which is the owner of the 95.37% of its capital stock. Cedicor S.A is 100% controlled by American International Airports LLC and at the same time it is controlled a 100% by Corporación America Airport S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

NOTE 8 – BAD DEBT PROVISIONS

	2021	2020
	$
Initial balance at January 1	3,945,793,282	3,414,486,654
Increases (*)	197,801,744	341,872,631
Usage	(778,437)	(28,844,608)
Inflation adjustment	(436,006,761)	(230,099,378)
Final Balance at March 31	3,706,809,828	3,497,415,299

(*) As of March 31, 2021 and 2020 includes recoveries as of $55,453,446 and charges of $111,920,825, respectively in Distribution and Commercialization Expenses (Note 10) and $253,255,190 and $229,951,806 in Exchange Difference (Note 4).

Aeropuertos Argentina 2000 S.A.
Registration number with the Superintendency of Corporations: 1645890
Notes to the Condensed Consolidated Interim Financial Statements
At March 31, 2021 presented in comparative format (Contd.)

NOTE 9 – PROVISIONS AND OTHER CHARGES

	Note	At January 1 2021	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At March 31 2021	Total Non Current	Total current
	$								$
Litigations		87,219,978	597,798,114	(177,736)	(9,325,083)	-	-	675,515,273	401,604,094	273,911,179
Related Parties	7	477,278	-	-	(51,028)	-	-	426,250	-	426,250
Deferred Income		1,167,335,605	93,362,189	-	(34,791,970)	(110,261,853)	22,192,949	1,137,836,920	613,795,747	524,041,173
Trust for works		1,315,853,298	92,547,062	-	(144,859,147)	67,350,041	-	1,330,891,254	579,932,386	750,958,868
Guarantees Received		142,802,431	9,866,972	(10,530,123)	(3,663,496)	-	(185,456)	138,290,328	-	138,290,328
Upfront fees from Concessionaires		201,018,353	2,072,500	-	-	(16,879,264)	-	186,211,589	130,686,025	55,525,564
Dividends to be paid	7	210,301,218	-	-	(23,224,821)	-	18,261,229	205,337,626	-	205,337,626
Others		-	141,721,860	-	-	-	-	141,721,860	-	141,721,860
Total of provisions and other liabilities		3,125,008,161	937,368,697	(10,707,859)	(215,915,545)	(59,791,076)	40,268,722	3,816,231,100	1,726,018,252	2,090,212,848

	Note	At January 1 2020	Increases / (Recovery)	Decreases	Inflation Adjustment	Accruals	Exchange rate differences	At March 31 2020	Total Non Current	Total current
	$								$
Litigations		109,406,038	(7,638,042)	-	(7,180,325)	-	-	94,587,671	4,176,774	90,410,897
Related Parties		645,093	-	-	(42,338)	-	-	602,755	-	602,755
Deferred Income		582,303,578	322,531,634	-	(14,840,370)	(272,362,878)	6,108,009	623,739,973	186,846,971	436,893,002
Trust for works		156,842,144	392,856,054	(325,154,502)	(10,544,395)	-	-	213,999,301	-	213,999,301
Guarantees Received		145,699,292	22,001,579	(16,371,066)	(3,540,209)	-	(190,704)	147,598,892	-	147,598,892
Upfront fees from Concessionaires		261,503,478	2,290,486	-	-	(17,512,124)	-	246,281,840	184,933,482	61,348,358
Dividends to be paid		255,571,135	-	(40,513,741)	(16,143,926)	-	17,725,382	216,638,850	-	216,638,850
Total of provisions and other liabilities		1,511,970,758	732,041,711	(382,039,309)	(52,291,563)	(289,875,002)	23,642,687	1,543,449,282	375,957,227	1,167,492,055

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2021 presented in comparative format (Contd.)

NOTE 10 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

Item	Cost of sales	Distribution and selling expenses	Administrative expenses	Total

Three month period ended at 03.31.2021	$
Specific allocation of revenues	839,219,583	-	-	839,219,583
Airport services and maintenance	971,857,225	-	323,656	972,180,881
Amortization of intangible assets	1,247,527,793	368,237	13,592,820	1,261,488,850
Depreciation of property, plant and equipment	1,575,722	-	-	1,575,722
Salaries and social security contributions	1,331,543,974	12,206,128	139,903,726	1,483,653,828
Fees for services	6,943,830	-	49,424,839	56,368,669
Public utilities and contributions	197,266,076	628,999	593,689	198,488,764
Taxes	62,703,661	302,010,938	56,888,477	421,603,076
Office expenses	78,722,104	71,179	17,370,413	96,163,696
Insurance	23,251,407	-	589,441	23,840,848
Advertising expenses	-	2,871,496	-	2,871,496
Bad debts charges	-	(55,453,446)	-	(55,453,446)
Board of Directors and Supervisory Committee fees	-	-	9,804,811	9,804,811
Depreciation right of use	57,612,128	-	-	57,612,128
Other	-	31,214	-	31,214
Total at 03.31.2021	4,818,223,503	262,734,745	288,491,872	5,369,450,120

Three month period ended at 03.31.2020
Specific allocation of revenues	1,880,999,470	-	-	1,880,999,470
Airport Services and maintenance	1,815,137,096	-	64,820,011	1,879,957,107
Amortization of intangible assets	2,790,339,090	1,348,870	45,603,047	2,837,291,007
Depreciation of property, plant and equipment	4,960,223	-	-	4,960,223
Salaries and social security contributions	2,009,533,468	25,067,249	199,423,247	2,234,023,964
Fees for services	81,013,731	8,170,109	50,840,059	140,023,899
Public utilities and contributions	330,290,140	1,325,347	1,557,978	333,173,465
Taxes	84,778,937	632,851,691	117,344,554	834,975,182
Office expenses	230,346,156	11,419,328	37,740,212	279,505,696
Insurance	27,620,691	3,814	4,147,056	31,771,561
Advertising expenses	-	7,026,921	-	7,026,921
Bad debts charges	-	111,920,825	-	111,920,825
Board of Directors and Supervisory Committee fees	-	-	6,250,317	6,250,317
Depreciation right of use	55,515,742	-	-	55,515,742
Other	5,597,253	176	683,965	6,281,394
Total at 03.31.2020	9,316,131,997	799,134,330	528,410,446	10,643,676,773

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2021 presented in comparative format (Contd.)

NOTE 11- FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 03.31.2021		Foreign exchange rates	Amount in local currency at 03.31.2021	Amount in local currency at 03.31.2021

				$
Assets
Current Assets
Cash and cash equivalents	US$	21,436,966	91.8000	1,967,913,437	2,681,474,846
Net trade receivables	US$	15,905,061	91.8000	1,460,084,632	1,787,741,015
Investments	US$	-	-	-	327,094,100
Total current assets				3,427,998,069	4,796,309,961
Total assets				3,427,998,069	4,796,309,961

Liabilities
Current Liabilities
Commercial accounts payable and others	US$	35,165,141	92.0000	3,235,192,943	2,987,521,542
	EUR	9,995,274	108.1000	1,080,489,111	549,207,920
Financial debts	US$	131,834,025	92.0000	12,128,730,280	11,047,087,912
Lease liabilities	US$	2,623,510	92.0000	241,362,957	247,263,085
Provisions and other charges	US$	3,397,704	92.0000	312,588,770	210,301,218
Total current liabilities				16,998,364,061	15,041,381,677

Non-Current Liabilities
Financial debts	US$	378,219,485	92.0000	34,796,192,648	37,502,390,557
Lease liabilities	US$	3,759,432	92.0000	345,867,750	406,397,209
Commercial accounts payable and others	US$	3,082,073	92.0000	283,550,679	1,161,619,608
Provisions and other charges	US$	4,362,621	92.0000	401,361,094	-
Total non- current liabilities				35,826,972,171	39,070,407,374
Total liabilities				52,825,336,232	54,111,789,051
Net liability position				49,397,338,163	49,315,479,090

NOTE 12 - OTHER RESTRICTED ASSETS

Other than what is mentioned in Note 1 and 6, other receivables in current assets at March 31, 2021 and December 31, 2020 include $1,254,587 and $1,404,778 corresponding to guarantees granted to third parties in connection with lease agreements. Likewise, as of December 31, 2020, the Investments item includes $ 206,805,573, corresponding to fixed-term placements granted as collateral.

NOTE 13 - CAPITAL STOCK

At March 31, 2021 capital stock is as follows:

Par Value
$
Paid-in and subscribed	1,169,495,813
Registered with the Public Registry of Commerce	1,006,046,708

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2021 presented in comparative format (Contd.)

NOTE 13 - CAPITAL STOCK (Contd.)

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and one vote each and 910,978,514 preferred non-voting shares of $1 par value. Preferred shares will have voting rights on the following matters: i) partial or total capital reimbursement; ii) during the period benefits of preferred shareholders are granted but not received; iii) the appointment of a full and an alternate director and a full and an alternate syndic; and iv) in the remaining cases established by Corporate Law No. 19550.

Furthermore, according to the requirements of General Resolution 629 issued by the CNV, AA2000 has certain supporting accounting and operating documentation in the warehouses of Bank S.A. in the Province of Buenos Aires, Garín (Ruta Panamericana km. 37,5), Pacheco (Ruta Panamericana km. 31,5), Munro (Av Fleming 2190) and Avellaneda (General Rivadavia 401).

NOTE 14 - DIVIDENDS BY PREFERRED SHARES

While this year has yielded a negative result, the preferential dividend accrued for the year ended December 31, 2020, amounting to $ 237,821,433, will be accumulated and paid in the first year in which the result shows a realized and liquid profit, in accordance with the provisions of the share issuance conditions.

Likewise, the preferential dividend accrued for the three-month period ended March 31, 2021 is $60,117,461 and will be recorded upon approval by the Shareholders' Meeting.

NOTE 15 - RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETING OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 22, 2020 AND ON APRIL 20, 2021

The ordinary general meeting, special class A, B, C and D and special preferred shares, held on April 22, 2020 resolved, among other issues:

-	that the result for the year ended December 31, 2019 has the following destination:

(i)	$318,459,365 for the constitution of the legal reserve;

(ii)	$163,449,105 to the distribution of the dividends corresponding to the preferred shares held by the national State in accordance with the resolution of the extraordinary general meeting of shareholders of the company held on June 6, 2008 and clause 14 and annex VII of the Concession Adequacy Agreement, payable in preferred shares;

(iii)	the remainder of $ 5,887,278,830 to the constitution of an optional reserve for the execution of future works plans.

-	Issue 163,449,105 preferred shares of a nominal value weight each and with identical conditions for the issuance of preferred shares issued in favor of the National State in the extraordinary and special general meeting of class A, B and C shareholders dated June 6 2008;

-	increase the share capital from $ 1,006,046,708 to $ 1,169,495,813, that is, in the amount of $ 163,449,105, by issuing 163,449,105 preferred shares of $ 1 par value each, without the right to vote;

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2021 presented in comparative format (Contd.)

NOTE 15 - RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETING OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 22, 2020 AND ON APRIL 20, 2021 (Contd.)

-	that the preferred shares are fully subscribed by the National State; and

-	delegate to the board the entry in the shareholders register of the resolved capital increase.

Finally, the ordinary general meeting, special for classes A, B, C and D and special for preferred shares, held on April 20, 2021, resolved, among other issues, that while commercial activity yielded a negative result of ($ 7,589,111,384), said result will pass to the next fiscal year.

In turn, it was resolved that a dividend of $ 237,821,433 corresponds to the preferred shares, which will not be paid in this fiscal year because the company does not have realized and liquid earnings, but which must be paid in the first fiscal year in which the company counts on those earnings.

NOTE 16 - EARNINGS PER SHARE

The Shareholders’ General Extraordinary Meeting held on March 6, 2008, approved by the ORSNA on April 25, 2008, earnings per share is calculated as net income for the year less accrued preferred shares dividends for the year, divided by the number of common shares.

	03.31.2021	03.31.2020
Income for the year, net accrued dividends	(898,845,151)	277,846,331
Amount of ordinary shares	258,517,299	258,517,299
Earnings per shares	(3.4769)	1.0748

NOTE 17- FINANCIAL RISK MANAGEMENT

The Company is exposed by its activities to several financial risks: market risk (including risk of exchange rate, risk of fair value due to interest rate and price risk), credit risk and liquidity risk.

During the month of September 2020, the monetary authority imposed greater exchange restrictions, which also affect the value of the foreign currency in existing alternative markets for certain restricted exchange transactions in the official market. These measures aimed at restricting access to the exchange market in order to contain the demand for dollars, imply a request for prior authorization from the Central Bank of the Argentine Republic for certain transactions in the Single Free Exchange Market (MULC). The Company's Management permanently monitors these variables.

In the framework of the aforementioned in Note 6 - Financial Debt, the company is carrying out different actions aimed at strengthening its financial position and maintaining liquidity.

These Condensed Consolidated Interim Financial Statements do not include all the information on financial risk management requested in the annual financial statements, thus they should be read together with the Consolidated Financial Statements audited at December 31, 2020.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2021 presented in comparative format (Contd.)

NOTE 18 - IMPACT OF COVID-19 ON THE OPERATIONS OF THE COMPANY

After the World Health Organization declared COVID-19 a global pandemic, the National Government established on March 12, 2020 through the Decree of Necessity and Urgency No. 260/2020, the public health emergency, the closure of the borders, the mandatory quarantine for certain people, the suspension of classes and the temporary suspension of flights and long-distance buses, among other measures aimed at reducing the spread of the virus. On March 20, 2020, preventive and mandatory social isolation was ordered.

As of October 2020, the Argentine National State began to gradually open the borders with respect to certain countries, and with certain limitations. In this sense, the ANAC ordered the opening of aeronautical borders for regular flights, and consequently, domestic and international flights were resumed.

In November 2020, the Argentine National State ordered the lifting of social isolation, and imposed a preventive and mandatory social distancing regime.

However, and before the advent of a second wave of infections in certain regions of the northern hemisphere, the ANAC ordered the suspension or reduction of frequencies of flights arriving to or from high-risk countries. Faced with a substantial increase in the number of infections in Argentina, the Argentine National State ordered a series of measures, effective as of April 9, 2021, in order to slow down the increase in infections. Among these measures is the prohibition of group tourist trips, graduates and studies.

In order to mitigate the economic impact caused by the health emergency, through Decree 332/2020 and the applicable administrative resolutions, the National Executive Branch has instituted through the Emergency Assistance Program for Work and Production a series of benefits to those companies that have been affected.

Among the assistance measures provided for by the decree, the Company has benefited from the postponement of employer contributions corresponding to the month of March of this year for 60 days and from April with a reduction in social charges.

Additionally, the AFIP has approved the granting of the Compensatory Salary Allocation, as detailed in Decree 332/2020, article 2, subsection b), for the months of April to September 2020. This allocation consists of a sum paid by the ANSES to a part of the workers for an amount equivalent to 50% of the net salary, up to the maximum amount of two minimum vital and mobile salaries. Through Decree 823/2020 this benefit was extended until December 31, 2020.

As of January 2021, the AFIP has approved through the Productive Recovery Program II the granting of an individual and fixed sum of money that is paid to workers on account of the payment of salaries.

These benefits were charged to income for the period under the heading "Salaries and social security contributions", segregating between Cost of sales, Administrative expenses and Distribution and marketing expenses.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Condensed Consolidated Interim Financial Statements

At March 31, 2021 presented in comparative format (Contd.)

NOTE 18 - IMPACT OF COVID-19 ON THE OPERATIONS OF THE COMPANY (Contd.)

The COVID19 virus pandemic is having a negative impact on passenger levels and traffic operations. This effect will remain observable as long as the global health crisis and the virus continue. In this context, the Board of Directors is closely monitoring the situation and taking the necessary measures to preserve the company's business, further strengthen its financial position, and guarantee the safety of its employees, the airport community and passengers.

Despite these efforts, we expect results of operations to be negatively affected as long as the health crisis continues.

The final scope of the Coronavirus outbreak and its impact on the country's economy is unknown and impossible to reasonably predict.

However, although there have been significant short-term effects, they are not expected to affect business continuity.

NOTE 19 - EVENTS SUBSEQUENT TO THE END OF THE YEAR

In line with what is mentioned in Note 1.1.3. to the Annual Financial Statements of the Company, in relation to the civil action initiated by the Association of Superficiaries of Patagonia (ASSUPA), it is reported that on April 15, 2021, a specific agreement was signed for the remediation of the airport of Ezeiza.

The agreements signed with ASSUPA were presented to the ORSNA for its approval and subsequent approval at the court quarters. On the other hand, the corresponding fee agreements were signed with the ASSUPA lawyers who intervene in the legal case for all the activity carried out and to be carried out until the completion of said process.

Beyond the aforementioned, no events and / or transactions have occurred after the end of the period that could significantly affect the equity and financial situation of the Company.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2021 presented in comparative format
Summary of Information required by Resolution N ° 368/01
of the National Securities Commission

Presentation base

The information contained in this Summary has been prepared in accordance with Resolution No. 368/01 of the National Securities Commission ("CNV") and should be read in conjunction with the Condensed Consolidated Interim Financial Statements as of March 31, 2020 presented in comparative form, prepared in accordance with IFRS standards.

In compliance with the provisions of the CNV regulations, the values corresponding to the interim periods of 2020 and 2019 of this informative review are expressed in constant currency at March 31, 2021, in accordance with International Accounting Standard N ° 29 “Financial information in hyperinflationary economies”. For more information, see Note 3.7 to the Consolidated Condensed Interim Financial Statements at March 31, 2021.

1. General considerations

International Financial Reporting Standards (IFRS)

The National Securities Commission ("CNV"), through General Resolutions No. 562/09 and 576/10, has established the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences, which they adopt IFRS (IFRS), issued by the International Accounting Standards Board (IASB), for entities included in the public offering regime of Law No. 17,811, either for their capital or for their negotiable obligations, or who have requested authorization to be included in the aforementioned regime.

The application of such standards is mandatory for the Company as of the fiscal year beginning on January 1, 2012.

-	Seasonality

The Company's revenues are highly influenced by the seasonality of air traffic in Argentina. The traffic of planes and passengers and, consequently, the income of the Company are higher during the summer and winter months (December - February and July - August), basically because they are holiday periods.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2021 presented in comparative format
Summary of Information required by Resolution N ° 368/01
of the National Securities Commission

1. General considerations (Contd.)

During financial year 2021, projects and works have been carried out at the different concessioned airports.

It should be mentioned that as a result of the Covid-19 pandemic, the works that were in execution on the date of its declaration are paralyzed.

As of the date of issuance of these financial statements, the Company is working together with the Regulatory Body in the reactivation and redefinition of the works plan.

Also, taking advantage of the closure of operations and the decrease in traffic, important interventions were carried out at the Jorge Newbery Airport in the City of Buenos Aires.

Ezeiza International Airport

The following works are in execution, with paralysis due to the pandemic:

- New Control Tower. (Project and supervision of AA2000);

- Ring of beaconing and main electrical substation;

- Departures Building - Hall B and Zeppelin;

Works are underway, with paralysis due to the pandemic, in the process of reactivation:

- New Parallel Shooting at Header 35; Y

- TWY beacon to Header 35.

Jorge Newbery Airport

In execution, with reactivation after the stoppage due to the pandemic, the work:

- Exterior works - sidewalks - landscaping - coastal landfill and underground parking; Stage 1 has been completed;

The works launched taking advantage of the closure of the Airport's operations continue to be carried out:

- Readjustment of International Departures;

- Readjustment of International Arrivals;

- New South Taxiing System and Adaptation of the South Strip, Sanitary and Sewage Network in South Headwaters. In this work, the work on the runways and strips is finished, only the work related to the sanitary network continues

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2021 presented in comparative format
Summary of Information required by Resolution N ° 368/01
of the National Securities Commission

1. General considerations (Contd.)

Jorge Newbery Airport (Contd.)

The following works were completed:

- Reconstruction, Extension and Recategorization of Runway and Rehabilitation of Filings;

- New South Taxing System and Adaptation of the South Strip, Sanitary and Sewage Network in South Headwaters; (the health network is still running)

- Reconstruction of North and Main Runway and New North Runway Exits; and

- Installation of the CAT III Beacon System, Runway 13-31.

- New beacon substations and control systems.

Comodoro Rivadavia Airport

The work of New Beaconing is in execution, with paralysis due to the pandemic

Cordoba airport

Works are underway, with paralysis due to the pandemic, in the process of reactivation:

- Expansion of the parking lot;

- Beaconing for runway 18-36; and

- Atmospheric discharge protection system

Iguazu airport

Works on:

- Remodeling and expansion of the passenger terminal; and

- New Parking.

Bariloche airport

The Terminal Re-functionalization Works are in execution, with reactivation after the stoppage due to the pandemic.

San Fernando airport

The work of the New Control Tower is in execution, with paralysis due to the pandemic;

San Juan airport

The execution of the remodeling work of the passenger terminal is progressing, with paralysis due to the pandemic.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2021 presented in comparative format
Summary of Information required by Resolution N ° 368/01
of the National Securities Commission

1. General considerations (Contd.)

La Rioja airport

The work is currently being carried out, with paralysis due to the pandemic:

- New Passenger Terminal; and

- New Parking.

Esquel airport

They are in execution, with paralysis due to the pandemic, in the process of reactivation

- Work of Comprehensive Remodeling of the Passenger Terminal; and

- TWR Control.

Jujuy airport

The following works are underway, with paralysis due to the pandemic, in the process of reactivation:

- Comprehensive remodeling of the passenger terminal;

- New Parking and Roads; and

- New Control Tower.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2021 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

2. Equity structure

In order to appreciate the evolution of the Company's activities, the comparative consolidated equity structure of the financial statements at March 31, 2021, 2020, 2019, 2018 and 2017, is presented.

	03.31.2021	03.31.2020	03.31.2019	03.31.2018	03.31.2017 (*)

	Thousands $
Current Asset	12,742,363	11,816,790	17,647,550	13,795,146	5,383,071
Non-current Assets	109,067,109	111,787,185	95,464,585	84,346,053	9,528,272
Total Assets	121,809,472	123,603,975	113,112,135	98,141,199	14,911,343

Current liabilities	27,228,606	21,167,073	14,362,262	8,851,942	2,722,221
Non- Current Liabilities	45,494,241	44,266,199	41,247,099	36,601,744	6,411,245
Total Liabilities	72,722,847	65,433,272	55,609,361	45,453,686	9,133,466

Net equity attributable to majority shareholders	49,085,793	58,131,134	57,465,658	52,661,550	5,768,602
Non-controlling interest	832	39,569	37,116	25,963	9,275
Net Equity	49,086,625	58,170,703	57,502,774	52,687,513	5,777,877
Total	121,809,472	123,603,975	113,112,135	98,141,199	14,911,343

(*) Amounts not restated per inflation as per General Resolution 777/2018.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2021 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

3. Results structure

The following is a summary of the evolution of the consolidated statements of comprehensive income for the three month periods ended at March 31, 2021, 2020, 2019, 2018 and 2017.

	03.31.2021	03.31.2020	03.31.2019	03.31.2018	03.31.2017 (*)

	Thousands $
Gross Profit	844,369	3,360,987	6,305,553	5,825,541	1,486,981
Administrative and distribution and marketing expenses	(551,227)	(1,327,545)	(1,534,702)	(1,500,729)	(352,938)
Other net income and expenses	(611,617)	315,588	366,339	300,954	72,590
Operating profit	(318,475)	2,349,030	5,137,190	4,625,766	1,206,633
Income and financial costs	181,952	(1,165,190)	(756,177)	(260,373)	(67,256)
Result by exposure to changes in the acquisition power of currency	(427,915)	(179,232)	(857,335)	(895,068)	-
Income before tax	(564,438)	1,004,608	3,523,678	3,470,325	1,139,377
Income tax	(274,290)	(668,247)	1,018,661	(1,356,147)	(295,314)
Result of the period	(838,728)	336,361	4,542,339	2,114,178	844,063
Other comprehensive incomes	-	-	-	-	-
Comprehensive income for the period	(838,728)	336,361	4,542,339	2,114,178	844,063
Result attributable to majority shareholders	(838,794)	342,013	4,541,441	2,120,676	843,120
Non-controlling interest	66	(5,652)	898	(6,498)	943

(*) Amounts not restated per inflation as per General Resolution 777/2018.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2021 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

4. Cash flow structure

	03.31.2021	03.31.2020	03.31.2019	03.31.2018	03.31.2017 (*)

	Thousands $
Cash Flow generated by / (used in) operating activities	877,041	1,098,392	(114,619)	1,131,722	208,087
Cash Flow generated by / (used in) investing activities	201,960	100,370	421,667	(106)	(1,425)
Cash Flow (used in) / generated by financing activities	(849,456)	(1,221,681)	(660,486)	(655,278)	3,541,136
Net Cash Flow generated by / (used in) the period	229,545	(22,919)	(353,438)	476,338	3,747,798

(*) Amounts not restated per inflation as per General Resolution 777/2018.

5. Analysis of operations for the three month periods ended at March 31, 2021 and 2020

Results of operations

•         Income

The following table shows the composition of consolidated revenues for the three month periods ended at March 31, 2021 and 2020:

	03.31.2021	% revenues	03.31.2020	% revenues
Revenues	Thousands $		Thousands $
Aeronautical revenues	1,775,287	31.36%	7,962,784	62.84%
Non-aeronautical revenues	3,885,112	68.64%	4,709,215	37.16%
Total	5,660,399	100.00%	12,671,999	100.00%

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2021 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

5. Analysis of operations for the threee month periods ended at March 31, 2021 and 2020 (Contd.)

The following table shows the composition of the aeronautical revenues for the three month periods ended at March 3, 2021 ad 2020:

	03.31.2021	% revenues	03.31.2020	% revenues

Aeronautical revenues	Thousands $		Thousands $
Landing fee	260,677	14.68%	595,886	7.48%
Parking fee	124,658	7.03%	202,050	2.54%
Air station use rate	1,389,952	78.29%	7,164,848	89.98%
Total	1,775,287	100.00%	7,962,784	100.00%

Costs of sale

The cost of sales had the following variation:

Thousands $
Costs of sales for the period ended at 03.31.2021	4,818,224
Costs of sales for the period ended at 03.31.2020	9,316,132
Variation	(4,497,908)

Administrative Expenses

The administrative expenses had the following variation:

Thousands $
Administrative expenses for the period ended at 03.31.2021	288,492
Administrative expenses for the period ended at 03.31.2020	528,410
Variation	(239,918)

Distribution and marketing expenses

The distribution and marketing expenses had the following variation:

Thousands $
Distribution and commercial expenses for the period ended at 03.31.2021	262,735
Distribution and commercial expenses for the period ended at 03.31.2020	799,134
Variation	(536,399)

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2021 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

5. Analysis of operations for the three month periods ended at March 31, 2021 and 2020 (Contd.)

Income and financial costs

Net financial income and costs totaled losses of $181,951 thousand during the three-month period ended at March 31, 2021 with respect to thousands of $1.165.190 losses during the same period of the previous year.

The variation is mainly due to losses arising from exposure to foreign currency.

Other incomes and expenditures

The other net income and expense item recorded losses of approximately $611,618 thousand during the three-month period ended at March 31, 2021 with respect to an income of $315,588 thousand in the same period of the previous year.

Liquidity and Capital Resources

Capitalization

The total capitalization of the Company at March 31, 2021 amounted to $98,305,346 thousand composed of thousands of $48,837,261 of financial debt and a net equity worth of $49,468,085 thousand, while the total capitalization of the Company at March 31, 2021 amounted to thousands of $102,570,757 comprised of thousands of $44,400,054 of financial debts and a net equity worth of thousands of $58,170,703.

The debt as a percentage of total capitalization amounted to approximately 49.68% at March 31, 2021 and 43.29% at March 31, 2020.

Financing

See in detail Note 6 to these Condensed Consolidated Interim Financial Statements.

6. Index

The information refers to the periods ended at March 31, 2021, 2020, 2019, 2018 and 2017:

	03.31.2021	03.31.2020	03.31.2019	03.31.2018	03.31.2017 (*)

Liquidity (*)	0.478	0.570	1.260	1.610	2.030
Solvency (**)	0.693	0.898	1.040	1.170	0.640
Immobilization of capital	0.895	0.904	0.840	0.860	0.640
Cost effectiveness	(0.017)	0.006	0.080	0.040	2.030

(*) Amounts not restated per inflation as per General Resolution 777/2018.

(**) Current liabilities and non-current liabilities do not include deferred profits.

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2021 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

7. Statistical data

The information detailed below is based on extra-budgetary statistics compiled by the Company. Number of passengers (in thousands) for the three month periods ended at March 31, 2021, 2020, 2019, 2018 and 2017:

	03.31.2021	03.31.2020	03.31.2019	03.31.2018	03.31.2017

Airport	In thousands
Ezeiza	1,525	2,828	3,082	2,916	2,666
Bariloche	271	433	430	373	328
Aeroparque	152	2,278	3,482	3,683	3,353
Córdoba	141	695	947	874	687
Mendoza	138	430	579	442	407
Salta	99	323	325	286	270
Tucumán	63	177	239	219	169
Iguazú	58	352	385	298	268
Jujuy	36	81	101	85	63
C. Rivadavia	33	121	169	157	141
Total	2,516	7,718	9,739	9,333	8,352
Overall total	2,705	8,702	10,609	9,921	8,929

Variation	(68.9%)	(18.0%)	6.9%	11.1%	10.1%

Aeropuertos Argentina 2000 S.A.

Condensed Consolidated Interim Financial Statements

At March 31, 2021 presented in comparative format

Summary of Information required by Resolution N ° 368/01

of the National Securities Commission

7. Statistical data (Contd.)

Amount of movement of aircraft for the three month periods ended at March 31, 2021, 2020, 2019, 2018 and 2017 of the ten airports that represent more than 80% of the total movements of the airport system:

Airport	03.31.2021	03.31.2020	03.31.2019	03.31.2018	03.31.2017
Ezeiza	14,803	20,158	20,800	18,517	17,243
San Fernando	10,803	9,201	10,422	11,588	8,835
Bariloche	2,649	3,336	3,675	3,464	3,252
Córdoba	2,018	6,406	8,845	8,204	6,724
Mendoza	1,678	4,303	5,761	4,726	4,508
Aeroparque	1,646	21,186	31,738	34,123	32,788
Salta	1,228	2,973	3,291	3,100	3,703
Mar del Plata	1,184	2,073	2,911	3,365	2,029
C. Rivadavia	1,145	2,045	2,547	2,432	1,920
San Rafael	1,139	1,127	1,892	1,567	1,307
Total	38,293	72,808	91,882	91,086	82,309
Overall total	47,908	90,015	111,215	108,169	99,478

Variation	(46.8%)	(19.1%)	2.8%	8.7%	6.4%

Aeropuertos Argentina 2000 S.A.
Condensed Consolidated Interim Financial Statements
At March 31, 2021 presented in comparative format
Summary of Information required by Resolution N ° 368/01
of the National Securities Commission

Outlook for 2021

During the first quarter of 2021, the epidemiological situation continued to be a negative impact factor on operations. The company has developed a strong projection and monitoring exercise of the main variables in order to be able to have early responses to the high volatility that is evident. The uncertainty generated by this unprecedented situation, including its duration, the impact on the demand for air travel as well as the related economic disturbance, have clearly impacted the results of the company but in the same way it has responded quickly and effectively to these changes. managing to cushion these impacts.

This first quarter, although an improvement in air traffic was observed, the so-called “second wave” partially slowed this recovery. This new escalation generated new restrictions on air travel in the future, the most important being the ceiling of 2000 seats per day, which will affect the second quarter.

We hope that in the remainder of the year the progress in local and global vaccination and the implementation of health passports, for example, will contribute to a rapid recovery of the company's traffic and income. We continue to work hard on the rationalization and efficiency of the company's operating costs to maintain the cash position and be able to meet the various commitments assumed.

REPORT ON REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the Shareholders, Chairman and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Autonomous City of Buenos Aires

Tax Code: 30-69617058-0

Introduction

We have reviewed the accompanying condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries ("the Company"), including the consolidated statement of financial position as at March 31, 2021, the consolidated statement of comprehensive income, of changes in shareholders' equity and of cash flows for the three-month period then ended and the selected explanatory notes.

The balances and other information for the year 2020 and for its interim periods are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Board Responsibility

The Company's Board of Directors is responsible for the preparation and presentation of these financial statements in accordance with International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB). Therefore, they are responsible for the preparation and presentation of the condensed consolidated interim financial statements mentioned in the first paragraph in accordance with International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34).

Scope of review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity', which was adopted as review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE, as approved by the International Auditing and Assurance Standard Board (IAASB). A review of interim financial information consists of making inquiries to the company personnel responsible for the preparation of the information included in the condensed consolidated interim financial statements and in the performance of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Auditing Standards, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statements of comprehensive income and cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements mentioned in the first paragraph, have not been prepared, in all material respects, in accordance with International Accounting Standard (IAS) No. 34.

Emphasis on the impact of Covid-19 on the company’s operations

Without modifying our conclusion, we emphasize the information contained in Note 18 to the condensed consolidated interim financial statements, in which management has described the impact of the Covid-19 virus (Coronavirus) on the Company's business; as well as the measures implemented by said management to face this situation.

Report on the compliance with current regulations

In accordance with current regulations, in connection with Aeropuertos Argentina 2000 S.A., we report that:

a)	the condensed consolidated interim financial statements of Aeropuertos Argentina 2000 S.A. are pending transcription to the “Inventory and Balance Sheet” book;

b)	the separate condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. stem from accounting records kept, in all formal aspects, in conformity with legal regulations; except for its lack of transcription to the “Inventory and Balance Sheet” book;

c)	we have read the summary of information, about which, insofar as concerns our area of competence, we have no significant observations to make;

d)	as of March 31, 2021, Aeropuertos Argentina 2000’s accrued debt with the Argentine Social Security System, which stems from the accounting records, amounted to $ 60,211,292.19, which was not yet due at that date.

Autonomous City of Buenos Aires, May 10, 2021.

PRICE WATERHOUSE & CO. S.R.L.

by	(Partner)
Miguel A. Urus

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the article 294 subsection 5º of Law 19,550 and the article 62 subsection b) of the BYMA Regulations (Argentine Stock and Market), we have conducted the review described in the second paragraph regarding the interim consolidated financial statements of Aeropuertos Argentina 2000 S.A. and its subsidiaries, including the consolidated statement of financial position as of March 31, 2021, the consolidated statements of comprehensive income, of changes in equity and of cash flows for the period of three months previously referred and a summary of the significant accounting policies and other explanatory notes.

Our review was conducted in accordance with the supervisory existing standards. These standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in the minutes and the adequacy of those decisions to the law and the bylaws regarding its formal and documentary aspects.

In order to carry out our professional work, we have taken into account the limited revisión report of the external auditor, Miguel A. Urus (partner of Price Waterhouse & Co. SRL), dated May 10th, 2021, who states that it has been issued in accordance with the International Standard on Review Engagements NIER 2410 "Review of interim financial information developed by the entity's independent auditor", which was adopted as review standard in Argentina by Technical Pronouncement No. 33 and their respective adoption circulars of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

intermedios condensados consolidados mencionados en el primer párrafo de acuerdo con la Norma Internacional de Contabilidad 34 “Información Financiera Intermedia” (NIC 34).

As stated in the chapter "Responsibilities of the Board of Directors in relation to the consolidated financial statements" of the external auditor's report, the Board of Directors of the Company is responsible for the reasonable preparation and presentation of the abovementioned financial statements, in accordance with International Financial Reporting Standards (IFRS), adopted as Argentine professional accounting standards by the FACPCE and incorporated into the regulations of the National Securities Commission (CNV), as approved by the International Accounting Standard Board (IASB). The Board of Directors of the Company is responsible for the preparation and issuance of said interim financial statements, acording to the International Accounting Standard 34 “Interim Financial Information” (IAS 34).

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing or production, since these issues are the sole responsibility of the Board of Directors.

As it arises from the paragraph “Emphasis on the impact of Covid-19 on the Company's operations” of the review report (without changing their opinion) it is described in note 18 of the interim consolidated financial statements, the board has described the uncertainties related to the impact of the Covid-19 virus (Coronavirus) on the busines of the company, as well as the measures ordered to face this situation.

Based on our review, with the scope described above, we hereby inform that the interim consolidated financial statements of Aeropuertos Argentina 2000 S.A. as of March 31, 2021 consider all significant events and circumstances that are known to us, they are pending to be copied in the "Inventories and Balances" book, they arise from the accounting records kept in their formal aspects in accordance with legal regulations and regarding said documents we have no observations to make.

In exercise of our legal supervision duties, during the period under review, we performed the procedures set forth in Article 294 of Law 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, May 10th, 2021.

_______________

Patricio A. Martin

By Surveillance Committee